Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132911

4,425,000 Units
Accelerated Return Notes℠
Linked to the Merrill Lynch Commodity index eXtra℠ –
Excess Return due June 30, 2009
$10 principal amount per unit
Term Sheet No. 2973

Merrill Lynch & Co., Inc.

Pricing Date	May 1, 2008
Settlement Date	May 8, 2008
Maturity Date	June 30, 2009
CUSIP No.	59023V175

Accelerated Return Notes℠

- 3-to-1 upside exposure, subject to a cap of 24.10%
- A maturity of approximately 14 months
- 1-to-1 downside exposure, with no downside limit
- No periodic interest payments
- No listing on any securities exchange

STRUCTURED INVESTMENTS

ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and “Risk Factors” beginning on page PS-4 of product supplement ARN-4.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$44,250,000
Underwriting discount (1)	$.20	$885,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$43,365,000

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc. “ARNs®” is a registered service mark of Merrill Lynch & Co., Inc.

“Merrill Lynch Commodity index eXtraSM – Excess Return” is a service mark and trademark of Merrill Lynch & Co., Inc.

Merrill Lynch & Co.

May 1, 2008

Summary

The Accelerated Return NotesSM Linked to the Merrill Lynch Commodity index eXtraSM – Excess Return due June 30, 2009 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. that provide a leveraged return for investors, subject to a cap, if the level of the Merrill Lynch Commodity index eXtraSM – Excess Return (Bloomberg, L.P. index symbol “MLCXER <Index>”) (the “Index”) increases moderately from the Starting Value of the Index, determined on May 1, 2008, the date the Notes were priced for initial sale to the public (the “Pricing Date”), to the Ending Value of the Index, determined on the Calculation Day shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Public Offering Price of the Notes.

Terms of the Notes

Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, including the Capped Value of 24.10%. The green line reflects the hypothetical returns on the Notes, while the gray dashed-line reflects the hypothetical returns of a direct investment in the Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, including the Starting Value of 666.4184 and the Capped Value of $12.41.

Example 1—The hypothetical Ending Value is 80% of the Starting Value:

Starting Value: 666.4184

Hypothetical Ending Value:  533.1347

$10 ×	(533.1347)	= $8.00
666.4184

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 103% of the Starting Value:

Starting Value: 666.4184

Hypothetical Ending Value:  686.4110

$10 +	($30 ×	(686.4110 – 666.4184))	= $10.90
666.4184

Payment at maturity (per unit) = $10.90

Example 3—The hypothetical Ending Value is 120% of the Starting Value:

Starting Value: 666.4184

Hypothetical Ending Value:  799.7021

$10 +	($30 ×	(799.7021 – 666.4184))	= $16.00
666.4184

Payment at maturity (per unit) = $12.41        (Payment at maturity cannot be greater than the Capped Value)

The following table illustrates, for the Starting Value of 666.4184 and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit;
▪	the total rate of return to holders of the Notes;
▪	the pretax annualized rate of return to holders of the Notes; and
▪	the pretax annualized rate of return of a hypothetical investment in the Index Components (as defined below) included in the Index.

The table below reflects the Capped Value of $12.41.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the Index Components (1)(2)
333.2092	-50.00%	$5.00	-50.00%	-52.26%	-51.30%
399.8510	-40.00%	$6.00	-40.00%	-40.01%	-39.24%
466.4929	-30.00%	$7.00	-30.00%	-28.86%	-28.29%
533.1347	-20.00%	$8.00	-20.00%	-18.58%	-18.20%
599.7766	-10.00%	$9.00	-10.00%	-9.00%	-8.81%
613.1049	-8.00%	$9.20	-8.00%	-7.15%	-7.00%
626.4333	-6.00%	$9.40	-6.00%	-5.33%	-5.22%
639.7617	-4.00%	$9.60	-4.00%	-3.54%	-3.46%
653.0900	-2.00%	$9.80	-2.00%	-1.76%	-1.72%
666.4184 (3)	0.00%	$10.00	0.00%	0.00%	0.00%
679.7468	2.00%	$10.60	6.00%	5.16%	1.70%
693.0751	4.00%	$11.20	12.00%	10.15%	3.38%
706.4035	6.00%	$11.80	18.00%	15.00%	5.05%
719.7319	8.00%	$12.40	24.00%	19.71%	6.69%
733.0602	10.00%	$12.41 (4)	24.10%	19.79%	8.32%
799.7021	20.00%	$12.41	24.10%	19.79%	16.21%
866.3439	30.00%	$12.41	24.10%	19.79%	23.74%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from May 8, 2008 to June 30, 2009, the term of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the Index Components included in the Index that equals the percentage change in the level of the Index from the Starting Value to the relevant hypothetical Ending Value; and

(b)	no transaction fees or expenses.

(3)	This is the Starting Value.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value of $12.41.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	Your return is limited and may not reflect the return on a direct investment in the Index Components.

▪	You must rely on your own evaluations regarding the merits of an investment linked to the Index.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	Ownership of the Notes will not entitle you to any rights with respect to any futures contracts or commodities included in the Index.

▪	Trading in the Index Components can be volatile based on a number of factors that we cannot control.

▪	Suspension or disruptions of market trading in the commodity and related futures markets, or in the Index, may adversely affect the value of the Notes.

▪	The Notes will not be regulated by the CFTC.

▪	The Index includes futures contracts on foreign exchanges that are less regulated than U.S. markets.

▪	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales by us and our affiliates may affect your return.

▪	Potential conflicts of interest could arise.

▪	Tax consequences are uncertain.

Additional Risk Factors

There is no assurance that the calculation principles of the Index will result in the Index accurately reflecting commodity market performance

The methodology and criteria used to determine the composition of the Index, the weights of the various Index Components and the calculation of the level of the Index are designed to allow the Index to serve as a measure of commodity market performance. However, the Index has only recently been introduced and has a limited history. It is possible that the methodology and criteria applied in connection with the Index will not accurately reflect commodity market performance and that the trading of or investments in products based on or related to the Index, such as the Notes, will not correlate with commodity market performance generally.

Certain commodity prices have recently been at historical highs and there is no assurance that such price levels will be sustained or repeated.

The price levels of certain types of commodities, particularly energy products, have recently been at historic highs, which tends to increase the level of the Index. There can be no assurance that these price levels will be sustained or repeated in future periods, and the level of the Index could decline in the future.

The Index is a rolling index

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the Index, as the exchange-traded futures contracts that comprise the Index approach the month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive “roll yield”. There is no indication that these markets will consistently be in backwardation or that there will be roll yield in future performance. Instead, these markets may trade in “contango.” Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the Index have historically traded in contango markets. Contango (or the absence of backwardation) in the commodity markets would result in negative “roll yields” which would adversely affect the level of the Index and the value of the Notes.

The Index is concentrated in a limited number of market sectors

The Index is designed as a broad-based index of commodity market performance. The current calculation principles applicable to the Index prohibit any market sector from comprising more than 60% of the weight of the index at any time, in order to promote the diversification of the Index Commodities (as defined below). However, the energy sector currently accounts for approximately 60% of the Index and base and precious metals account for over 20%. Accordingly, a decline in value in such raw materials would adversely affect the performance of the Index.

Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the Index to lessen or eliminate the concentration of existing energy contracts in the Index or to broaden the Index to account for such developments, the level of the Index and hence the value of the Notes could decline.

The Index Manager, an affiliate of ML&Co., may from time to time modify the methodology for determining the composition and calculation of the Index

Merrill Lynch Commodities, Inc. (the “Index Manager”) retains the discretion to modify the methodology for determining the composition and the level of the Index at any time. The Index Manager expects to make such modifications from time to time. It is possible that certain of these modifications will adversely affect the level of the Index.

The Notes are linked to the Merrill Lynch Commodity index eXtra – Excess Return (Bloomberg symbol “MLCXER”), not the Merrill Lynch Commodity index eXtra – Spot Return (Bloomberg symbol “MLCXSP”) or the Merrill Lynch Commodity index eXtra – Total Return (Bloomberg symbol “MLCXTR”)

The Notes are linked to the Merrill Lynch Commodity index eXtra – Excess Return (Bloomberg symbol “MLCXER”), which we refer to in this term sheet as the “Index.” The Index reflects both price movements as well as roll yields. By comparison, the Merrill Lynch Commodity index eXtra – Spot Return tracks only price movements of the Index Components, and the Merrill Lynch Commodity index eXtra – Total Return includes commodity price movements, a roll-return component and a U.S. Treasury-bill return component to measure fully collateralized commodity futures investment. Because the Notes are linked to the Index and not the Merrill Lynch Commodity index eXtra – Total Return, the value of the Notes will not reflect the total return feature.

Additional conflicts of interest may exist

One of our affiliates, Merrill Lynch, Pierce, Fenner & Smith Limited, is the Index Publisher, and another of our affiliates, Merrill Lynch Commodities, Inc., is the Index Manager. In certain circumstances, the Index Publisher’s and the Index Manager’s roles as affiliates of ML&Co. and their responsibilities with respect to the Index could give rise to conflicts of interest. Even though the Index will be calculated in accordance with certain principles, its calculation and maintenance require that certain judgments and decisions be made. Our affiliates, Merrill Lynch, Pierce, Fenner & Smith Limited, as Index Publisher and, thus, calculation agent of the Index, and Merrill Lynch Commodities, Inc., as Index Manager, will be responsible for these judgments and decisions. As a result, the determinations made by the Index Publisher and/or the Index Manager could affect the level of the Index.

Further, Merrill Lynch Commodities, Inc. faces a potential conflict of interest between its role as Index Manager and its active role in trading commodities and derivatives instruments based upon the Index Commodities.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the Notes will not exceed the Capped Value.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index with no expectation of any rights with respect to any futures contracts or commodities included in or tracked by the Index.

▪	You are willing to accept that a trading market for the Notes is not expected to develop.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You are seeking principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at 24.10%.

▪	You seek interest payments or other current income on your investment.

▪	You want an investment that provides you with rights with respect to the futures contracts or commodities included in or tracked by the Index.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Index

All disclosure in this term sheet regarding the Index, including without limitation, its make-up, method of calculation and changes in its components, is derived from information made available by the Index Manager and MLPF&S, in its capacity as “Index Publisher”, each an affiliate of ML&Co. This information reflects the policies of the Index Manager and Index Publisher and is subject to change by the Index Manager and Index Publisher at their discretion. The Index Manager and Index Publisher have no obligation to continue to publish, and may discontinue publication of, the Index.

Overview

The Index was created by the Index Manager in conjunction with the Index Publisher in 2006 and is designed to provide a benchmark for commodity market performance and for investment in commodities as an asset class. The Index is comprised of futures contracts on physical commodities (each an “Index Commodity”). A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. In the case of the Index, as the exchange traded futures contracts that comprise the Index (the “Index Components”) approach the month before expiration, they are replaced by contracts that have later expiration. This process is referred to as “rolling”. The Index rolls over a 15 day period each month. The Index is an excess return index that factors in both price movements as well as roll yields.

The Index Manager constructed the Index based primarily on the liquidity of the Index Components and the value of the global production of each Index Commodity. The Index Manager believes that these criteria allow the Index to reflect the general significance of the Index Commodities in the global economy, differentiating between “upstream” and “downstream” commodities, with a particular emphasis on downstream commodities (i.e., those that are derived from other Index Commodities). The Index composition and weights are typically determined once a year and applied once at the start of each year in January. See the section entitled “Construction—Contract Selection—Weighting”. The methodology for determining the composition, weighting or value of the Index and for calculating its level is subject to modification by the Index Manager and Index Publisher, respectively, at any time. The Index Manager has indicated that it expects to modify the Index only in rare occasions in order to maintain stability and comparability.

Construction

The Index was created using the following four main principles:

1.	Liquidity – The Index Components should be sufficiently liquid to accommodate the level of trading needed to support the Index. The selection mechanism is therefore based primarily on liquidity.
2.	Weighting – The weight of each Index Component should reflect the value of the global production of the related Index Commodity, as a measure of the significance of the commodity in the global economy, with appropriate adjustments to avoid “double counting”.
3.	Market Sectors – Each Market Sector should be adequately represented in the Index and the weights should be adjusted to maintain the integrity of the Market Sectors.
4.	Rolling – Index Components are rolled during a fifteen day period in an attempt to limit the market impact that such contract rolls could have.

The Index contains six market sectors identified by the Index Manager: (1) energy; (2) base metals; (3) precious metals; (4) grains & oil seeds; (5) livestock; and (6) soft commodities & others (each a “Market Sector”). Each Market Sector contains a minimum of two and a maximum of four Index Components, selected by liquidity.

Exchange Selection

The Index Manager initially selected six exchanges, on the basis of liquidity, geographical location and commodity type (the “Selected Exchanges”). To be considered for selection, an exchange must be located in a country that is a member of the Organization for Economic Co-Operation and Development. The exchange must also be a principal trading forum, based on relative liquidity, for U.S. dollar-denominated futures contracts on major physical commodities. The six exchanges currently are: (1) the (a) the NYMEX and (b) the COMEX divisions of the New York Mercantile Exchange (the “NYMEX”); (2) the Chicago Mercantile Exchange (the “CME”); (3) the Chicago Board of Trade (the “CBOT”); (4) the London Metals Exchange (the “LME”); (5) the ICE Futures (formerly known as the International Petroleum Exchange); and (6) the New York Board of Trader (the “NYBOT”).

Contract Selection

Eligibility

  To be an “Eligible Contract”, a commodity futures contract must not only be traded on a Selected Exchange, it must also satisfy the requirements for inclusion. In order to be an Eligible Contract, a contract must generally satisfy all of the following requirements:

•	it must be denominated in U.S. dollars;

•	it must be based on a physical commodity (or the price of a physical commodity) and provide for cash settlement or physical delivery at a specified time, or during a specified period, in the future;

•	detailed trading volume data regarding the contract must be available for at least two years prior to the initial inclusion of the contract in the Index;

•	the contract must have a Total Trading Volume, or TTV (as defined below), of at least 500,000 contracts for each twelve-month period beginning on July 1 and ending on June 30 being evaluated; and

•

Reference Prices must be publicly available on a daily basis either directly from the Selected Exchange or, if available through an external data vendor, on any day on which the relevant exchange is open for business. “Reference Prices” are the official settlement or similar prices posted by the relevant Selected Exchange (or its clearing house) with respect to a contract and against which positions in such contract are margined or settled.

An Eligible Contract is selected for inclusion in the Index only after application of the requirements for a minimum and maximum number of contracts from each Market Sector. A contract that does not otherwise satisfy all of the foregoing requirements may nevertheless be determined by the Index Manager to be an Eligible Contract and included in the Index if the inclusion of the contract is, in the judgment of the Index Manager, necessary or appropriate to maintain the integrity of the Index and/or to realize the objectives of the Index. Every year the Index Manager will compile a list of all commodity futures contracts traded on the Selected Exchanges and a list of the Eligible Contracts that satisfy the foregoing criteria. This list will be used to determine the commodities futures contracts which will be included in the Index.

                Liquidity

The Index Manager distinguishes the Eligible Contracts by their liquidity. Liquidity is measured by a contract’s Total Trading Volume and the value of that trading volume. The “Total Trading Volume” (“TTV”) with respect to each contract traded on a Selected Exchange is equal to the sum of the daily trading volumes in all expiration months of the contract on each day during the most recent twelve-month period beginning on July 1 and ending on June 30. The “Contract Size” (“CS”) is the number of standard physical units of the underlying commodity represented by one contract. For example, the Contract Size of a crude oil futures contract is 1,000 barrels. The “Average Reference Price” (“ARP”), which is used to determine the value of the Total Trading Volume, is the average of the Reference Prices of the Front-Month Contract for an Index Component on each Trading Day during the twelve month period beginning on July 1 and ending on June 30 of each year. A “Front-Month Contract” on any given day is the futures contract expiring on the first available contract expiration month after the date on which the determination is made. A “Trading Day” means any day on which the relevant Selected Exchange is open for trading. “Liquidity” (“LIQ”) is therefore equal to the Total Trading Volume, multiplied by the Contract Size with respect to each contract, multiplied by the Average Reference Price for each contract:

LIQ = TTV × CS × ARP

Once the Liquidity is determined, the Eligible Contracts are listed in order of their Liquidity, from highest to lowest. All six Index Market Sectors must be represented by a minimum of two and a maximum of four Eligible Contracts. “Redundant Contracts” are less liquid Eligible Contracts representing a similar commodity and are excluded. For instance, the list of Index Components includes an Eligible Contract on WTI crude oil but excludes Brent crude oil as a Redundant Contract.

The selection of Eligible Contracts and determination of the Index Components occurs once a year and the results for the following calendar year will be announced before the first NYMEX Business Day of November. Based on this selection process, the Index may include from 12 to 22 commodity futures contracts. The Index includes the following 18 contracts:

MLCX Contract	Total Trading Volume (July 06 – June 07)	Average Reference Price in USD[1]	Contract Size in Units	Liquidity in USD
Crude Oil	95,925,316	63.54	1,000	6,095,416,887,702
Copper - Grade A	18,834,730	7,072.17	25	3,330,059,369,866
High Grade Primary Aluminum	37,461,788	2,693.87	25	2,522,929,670,989
Natural Gas	25,850,113	7.06	10,000	1,826,126,729,635
No. 2 Heating Oil, NY	16,233,595	1.80	42,000	1,230,205,205,477
Gold	17,095,080	638.31	100	1,091,201,521,906
NY Harbor RBOB Gasoline	13,242,569	1.88	42,000	1,046,078,198,558
Special High Grade Zinc	11,352,936	3,667.33	25	1,040,873,785,699
Corn	58,074,683	3.38	5,000	980,663,615,809
Soybeans	26,769,138	6.77	5,000	906,771,088,328
Primary Nickel	3,798,477	37,086.48	6	845,232,847,746
Wheat	18,023,008	4.64	5,000	418,449,188,240
Silver	5,087,527	12.73	5,000	323,701,129,663
Live Cattle	8,501,962	0.91	40,000	308,415,813,198
Sugar #11	18,583,526	0.11	112,000	233,629,999,158
Soybean Meal	10,796,203	193.10	100	208,478,566,563
Coffee “C”	4,712,341	1.10	37,500	195,036,980,967
Lean Hogs	6,807,190	0.67	40,000	182,139,710,542

[1]The	Average Reference Price in USD used to calculate LIQ is based on four decimals to reflect the fact that some commodities are quoted in US cents.

For purposes of the preceding paragraph only, a “NYMEX Business Day” is any day that the New York Mercantile Exchange rules define as a trading day.

                Weighting

The Index Manager determines the weight of each Index Component on the basis of the global production of the related Index Commodity, provided that the contract reflects global prices for that Index Commodity. In some cases, however, the Index Components only have pricing links to a limited number of markets around the world. For instance, the NYMEX natural gas contract primarily represents the U.S. market and the surrounding North American markets in Canada and Mexico. In addition, some European gas markets, such as the U.K., are developing an increasing link to U.S. natural gas prices through the liquefied natural gas market. As a result, rather than using production of natural gas in the world or in the U.S. to assign a weight to the natural gas contract in the Index, the Index Manager has aggregated U.S., Canadian, Mexican and U.K. natural gas production. Similarly, the Index Manager found that U.S. livestock prices can be affected by local issues such as disease and trade restrictions, so it limited the livestock component of the Index to production of cattle and hogs in the United States, instead of using global production weights.

Also, certain commodities are derived from other commodities in various forms. For example, gasoline and heating oil are produced from crude oil, and, because livestock feed on corn and other grains, they are to an extent derived from agricultural commodities. To avoid “double counting” of such commodities like crude oil or grains used as livestock feed, the Index Manager differentiates between “upstream” and “downstream” commodities and adjusts the global production quantity of the Index Commodities accordingly.

                Market Sectors

The weight of any given Market Sector in the Index is capped at 60% of the overall Index and a minimum weight of 3% is applicable to each Market Sector. Even though the Index is designed to reflect the significance of the underlying commodities in the global economy, each Market Sector maintains these limits in an attempt to control volatility.

The weights of the Market Sectors and Index Components for 2008, announced December 12, 2007, were:

Market Sector	Weight
Energy	59.99%
Base Metals	16.59%
Grains	13.17%
Livestock	3.59%
Precious Metals	3.54%
Soft Commodities & Others	3.12%

Index Component	Market Sector	Weight
Crude Oil (WTI)	Energy	29.43%
Gasoline – RBOB	Energy	12.91%
No. 2 Heating Oil, NY	Energy	11.81%
Copper - Grade A	Base Metals	6.73%
Wheat	Grains	6.15%
Natural Gas	Energy	5.84%
High Grade Primary Aluminum	Base Metals	4.82%
Corn	Grains	4.66%
Gold	Precious Metals	3.06%
Primary Nickel	Base Metals	2.80%
Live Cattle	Livestock	2.51%
Special High Grade Zinc	Base Metals	2.24%
Sugar #11	Soft Commodities & Others	2.12%
Soybean Meal	Grains	1.33%
Lean Hogs	Livestock	1.08%
Soybeans	Grains	1.03%
Coffee “C”	Soft Commodities & Others	1.00%
Silver	Precious Metals	0.48%

                Rolling

Each Index Component is rolled into the next available contract month in advance of the month in which expiration of the contract occurs. The rolling process takes place over a fifteen day period during each month prior to the relevant expiration month for each contract. The rolling process is spread out to limit the effect it might have on the market through the purchase and sale of contracts by investors who might attempt to replicate the performance of the Index. The rolling of contracts is effected on the same days for all Index Components, regardless of exchange holiday schedules, emergency closures or other events that could prevent trading in such contracts. If an Index Component is rolled on a day on which the relevant contract is not available for trading, the roll will be effected on the basis of the most recent available settlement price.

Index Oversight

The Merrill Lynch Commodity Index Advisory Committee (the “Advisory Committee”), comprised of individuals internal and external to Merrill Lynch, is expected to assist the Index Manager and Index Publisher in connection with the application of the Index principles, advise the Index Manager and Index Publisher on the administration and operation of the Index, and make recommendations to the Index Manager and Index Publisher as to any modifications to the Index methodology that may be necessary or appropriate.

The Advisory Committee is scheduled to meet once a year and may meet more often at the request of the Index Manager and Index Publisher. The Advisory Committee will advise the Index Manager and Index Publisher with respect to the inclusion/exclusion of any of the exchanges and contracts in the Index, any changes to the composition of the Index or in the weights of the Index Components, and any changes to the calculation procedures applicable to the Index. The Advisory Committee will act solely in an advisory and consulting capacity. All decisions relating to the composition, weighting or value of the Index are made by the Index Manager and Index Publisher.

Hypothetical and Historical Data on the Index

The Index was launched in June 2006 and, accordingly, there is no actual historical data on the Index prior to June 2006. The following graph sets forth the hypothetical monthly historical performance of the Index in the period from January 2003 to June 2006 and the actual monthly performance of the Index in the period from June 2006 through April 2008. This hypothetical and historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date the closing level of the Index was 666.4184.

License Agreement

Merrill Lynch, Pierce, Fenner & Smith Limited, the Index Publisher, has entered into a license agreement granting to Merrill Lynch & Co., Inc. a non-exclusive license to use the Index in connection with certain financial products. Merrill Lynch & Co. is an authorized sub-licensee.

Merrill Lynch, Pierce, Fenner & Smith Limited, as Index Publisher, and Merrill Lynch Commodities, Inc., as Index Manager, make no representation or warranty, express or implied, to depositors or any member of the public regarding the advisability of purchasing Notes, particularly, or the ability of the Index to track general commodity market performance. The Index is determined, composed and calculated by the Index Publisher and the Index Manager without regard to the Notes. The Index Publisher and the Index Manager have no obligation to take the needs of the depositors into consideration in determining, composing or calculating the Index. The Index Publisher and the Index Manager are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Notes to be issued. The Index Publisher and the Index Manager have no obligation or liability in connection with the administration and marketing of the Notes.

MERRILL LYNCH, PIERCE, FENNER & SMITH LIMITED, AS INDEX PUBLISHER, AND MERRILL LYNCH COMMODITIES, INC., AS INDEX MANAGER, IN THEIR CAPACITY AS INDEX SPONSORS WITH RESPECT TO THE INDEX, DO NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN. MERRILL LYNCH, PIERCE, FENNER & SMITH LIMITED AND MERRILL LYNCH COMMODITIES, INC., AS INDEX SPONSORS, MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY PURCHASERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN FOR ANY USE. MERRILL LYNCH, PIERCE, FENNER & SMITH LIMITED AND MERRILL LYNCH COMMODITIES, INC., AS INDEX SPONSORS, MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MERRILL LYNCH, PIERCE, FENNER & SMITH LIMITED AND MERRILL LYNCH COMMODITIES, INC., AS INDEX SPONSORS, HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARN-4 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General.    There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date.    Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement ARN-4) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the maturity date.

Sale or Exchange of the Notes.    Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the date of such sale or exchange.

Possible Future Tax Law Changes.    On December 7, 2007, the IRS released a notice that could possibly affect the taxation of holders of the Notes. According to the notice, the IRS and the U.S. Department of the Treasury (the “Treasury Department”) are actively considering, among other things, whether the holder of an instrument having terms similar to the Notes should be required to accrue either ordinary income or capital gain on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the tax treatment of such instruments should vary depending upon whether or not such instruments are traded on a securities exchange, whether such instruments should be treated as indebtedness, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether the special “constructive ownership rules” contained in Section 1260 of the Internal Revenue Code of 1986, as amended might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, if any, of the above considerations to their investment in the Notes. ML&Co. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARN-4.

Experts

The consolidated financial statements incorporated by reference in this term sheet from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated by reference in this term sheet (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-4 dated November 27, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507253700/d424b2.htm

▪	MTN prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.